UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

8 May 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN EAGLE ENERGY CORPORATION

File No. 0-50906 – CF# 28253

        AMERICAN EAGLE ENERGY CORPORATION submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 16, 2012.

        Based on representations by AMERICAN EAGLE ENERGY CORPORATION that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.41   through March 31, 2017

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel